CONTACTS:
                                             Jennifer R. Wall
                                             D.F. King & Co., Inc.
                                             212/269-5550

     FOR IMMEDIATE RELEASE

                    GROW GROUP ACCEPTS $22.00 BID FROM ICI

                   ICI OUTBIDS SHERWIN-WILLIAMS IN AUCTION

               New York, New York, May 22, 1995 ... Grow Group, Inc. ("Grow") (NYSE: GRO) announced today that it has accepted an increased bid of $22.00 per share from Imperial Chemical Industries PLC ("ICI"). Grow and ICI have entered into an Amendment to their Merger Agreement to provide for the increase in price.

               On May 17, 1995, Grow announced that its Board of Directors had instituted a formal bidding process. In a letter delivered to both ICI and The Sherwin-Williams Company ("Sherwin-Williams") on that date, Grow stated that the bidding "rules and procedures are designed to constitute a single and final round of bids, and accordingly each of you should submit your best and highest offer."

               Prior to the noon bidding deadline on May 21, 1995, ICI submitted its $22.00 per share bid and Sherwin-Williams submitted a $20.00 per share bid.

               In submitting its bid, Sherwin-Williams stated that it has serious concerns with, and does not agree to be bound by, the bidding procedures established last week by Grow's Board of Directors, and Sherwin-Williams reserved the right to submit further bids.

               Grow's Board of Directors is unanimously recommending that all shareholders tender their shares pursuant to ICI's amended $22.00 offer. Grow's Board of Directors also unanimously determined to modify its prior neutral recommendation with respect to Sherwin-Williams' pending tender offer and is now recommending that shareholders not tender to Sherwin-Williams.

               Russell Banks, Grow's President and Chief Executive Officer, stated: "We are extremely pleased that both ICI and Sherwin-Williams participated in the formal bidding process and increased their prior bids. We believe that Grow's shareholders have benefited greatly from the auction process established by the Board, and we look forward to the prompt completion of Grow's acquisition by ICI."

               The Amended Merger Agreement with ICI continues to provide for the $8 million "break-up" fee previously agreed to between ICI and Grow. In addition, as ICI and Sherwin-Williams were previously advised, the Amended Merger Agreement provides for an additional $16 million "break-up" fee in the event that the agreement with ICI is terminated under certain circumstances and Grow is thereafter acquired by another party within six months after such termination. The identical "break-up" fees would have been included in an agreement with Sherwin-Williams had Sherwin-Williams submitted the winning bid.

               In accordance with the terms of an existing agreement between ICI and Corimon, a Venezuelan company which owns approximately 25% of Grow's shares, Corimon will sell its shares to ICI at a price of $21.40 per share. ICI's purchase of the shares owned by Corimon is conditioned upon ICI's prior consummation of its tender offer.